Exhibit 99.1

Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

October 28, 2014	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold Reports Earnings from Operations of $3.9 Million in Third Quarter of 2014

Vancouver, BC - Timmins Gold Corp. (TSX: TMM, NYSE MKT: TGD) (“Timmins Gold” or the “Company”) is pleased to report its financial results for the third quarter ended September 30, 2014 (“Q3 2014”). The comparative period is the third quarter ended September 30, 2013 (“Q3 2013”). All results are presented in United States dollars (“US Dollars”) unless otherwise stated. Readers should refer to the Q3 2014 Management Discussion and Analysis and condensed interim consolidated financial statements for complete information.

“Operations at the mine were relatively stable in Q3 despite record rainfall” stated Mr. Bruce Bragagnolo, CEO of Timmins Gold. “While the rainfall impacted gold production and resulted in higher cash costs for the quarter, cash costs should come down again in Q4 in line with our guidance as operations are now back to normal. We continue to look for ways to increase throughput efficiently and economically and decrease our overall costs. With a strong balance sheet and steady operations Timmins Gold is well positioned to continue to generate free cash flow.”

Q3 2014 HIGHLIGHTS

  Metal revenues were $34.2 million, compared to $38.1 million during Q3 2013. This decrease is primarily due to fewer ounces sold as well as a lower average realized gold price. The average London PM Fix price was $1,282 per gold ounce, compared to $1,326 per gold ounce during Q3 2013. The average realized gold price was $1,284 per gold ounce, compared to $1,329 per gold ounce during Q3 2013. The Company’s production target for the quarter was impacted by above average rainfall. This rainfall limited access to the pit which resulted in processing lower than reserve grade ore from stockpiles and dilution of the leach solution grade. These factors combined to cause production to be lower than anticipated.

  Earnings from operations were $3.9 million, compared to $9.3 million during Q3 2013. This difference was mainly due to the decreased revenues resulting from fewer ounces sold and a lower average realized gold price.

  Earnings and total comprehensive income were $1.6 million or $0.01 per share, compared to $4.8 million or $0.03 per share during Q3 2013.

  Cash flow provided by operating activities was $4.8 million after paying down payables of $2.0 million related to prior quarter proxy contest costs, compared to $10.7 million during Q3 2013.

  Cash and cash equivalents at September 30, 2014 were $50.2 million after investing $3.1 million on exploration drilling, $0.6 million on sustaining capital, $1.5 million on expansion programs, $4.3 million on deferred stripping and $0.2 million paying down payables related to prior period capital items. Cash and cash equivalents at September 30, 2013 were $14.4 million after investing $0.8 million in exploration, $1.0 million on sustaining capital, $5.1 million on plant expansion and $3.4 million on deferred stripping.

  The Company produced and sold 26,671 ounces of gold, compared to 29,139 and 28,637, respectively, during Q3 2013. The change from prior year is due to a decrease in processing grade partially offset by increased daily crushing throughput. The decrease in processing grade was a result of the record rainfall experienced during September 2014 that reduced anticipated production for the quarter. Despite the amount of rainfall experienced at the San Francisco open pit gold mine (“the Mine”), a record average crushing rate for the quarter of 24,062 tonnes per day (“t/d”) was achieved. This is a 22% increase from the prior year period.

  Timmins Gold is committed to the safety, health and well-being of its workers and families. The Company’s goal is to continue with its zero-incident work environment and strong culture of safety.

SUMMARIZED FINANCIAL STATEMENTS AND OPERATING RESULTS

US dollars (thousands) except where noted	Q3 2014	Q3 2013
Gold sold (oz)	26,671	28,637
Silver sold (oz)	18,800	16,228
Metal revenues	$34,235	$38,065
Production costs, excluding depreciation and depletion	$23,142	$21,471
Earnings from operations	$3,914	$9,261
Earnings	$1,567	$4,764
Earnings per share, basic and diluted	$0.01	$0.03
Cash flows from operations	$4,819	$10,668
Total cash and cash equivalents, end of period	$50,210	$14,391
Total assets, end of period	$299,181	$260,886
Total cash costs per gold ounce on a by-product basis	$856	$738
All-in sustaining cash cost per ounce gold	$994	$898
Average realized gold price per gold ounce	$1,284	$1,329

Reminder of Q3 2014 results conference call:

The Company’s senior management will host a conference call Wednesday October 29, 2014 at 11am (ET) to discuss Q3 2014. Participants may join the call by registering online through a link on the Timmins Gold website homepage www.timminsgold.com and entering the passcode 144494 or by following this link: https://selfreg-inscriptionauto.confsolutions.ca/webportal/reg.html?Acc=3695912854&Conf=154419

After entering your information, you will be given a passcode and pin that you will need to join the conference call. Participants may join the call by dialing toll free 1-888-789-9572 (Canada and U.S.) or 1-416-695-7806 (International) and entering their personal passcode and pin. A replay of the call will be available after the call until November 4, 2014, by dialing 1-800-408-3053 (Canada and U.S.) or 1-905-694-9451 (International) with the passcode 1444945. A live and archived audio webcast will also be available at www.timminsgold.com.

Technical information contained in this news release was reviewed and approved by Taj Singh, M.Eng., P.Eng., a Vice President of the Company who is recognized as a QP under NI 43-101.

About Timmins Gold

Timmins Gold is in commercial gold production at its wholly owned San Francisco Gold Property in Sonora, Mexico. The mine is an open pit heap leach operation from which Timmins Gold has projected production of 115,000 to 125,000 ounces of gold in 2014 at a cash cost on a by-product basis of $800 per ounce.

Contacts:
Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events including projected production (and estimated cash costs). Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.